Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared by management as of March 27, 2008 and reviewed and approved by the Board of Directors of Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”).  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with Canadian Securities Association National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles (“GAAP”).  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2007 and 2006.

Non-GAAP Measures – This MD&A contains the term cash flow from operations and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company’s performance.  In the Operating netback and cash flow from Operations section of this MD&A, a reconciliation has been prepared of cash flow from operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent (“boe”).  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management’s assessment of the Company’s future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relate to forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending.  Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This document may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations.  There is no certainty that any portion of these accumulations or estimated accumulations in this document may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.  Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business of Canadian Superior

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas primarily in Western Canada and offshore Nova Scotia, Canada and Trinidad and Tobago.

Operating netback and cash flow from operations

	($ thousands)			($ per boe)
Three months ended December 31,	2007	2006	% change	2007	2006	% change
Revenue
Petroleum and natural gas sales	13,215	13,477	(2)	44.93	46.17	(3)
Transportation	(176)	(158)	(11)	(0.60)	(0.54)	(11)
Royalties net of royalty tax credit	(1,851)	(2,346)	21	(6.29)	(8.04)	22
	11,188	10,973	2	38.04	37.58	1
Operating expenses	3,392	3,302	(3)	11.53	11.31	(2)
Operating netback(1)	7,796	7,671	2	26.51	26.27	1
General and administrative	4,346	2,695	61	14.78	9.23	60
Asset retirement expenditures	361	—	n/a	1.23	—	n/a
Forfeiture of Nova Scotia Term Deposits	(500)	(558)	(10)	(1.70)	(1.91)	(11)
Interest and other income	(230)	(1,171)	(80)	(0.78)	(4.01)	(81)
Foreign exchange gain loss	(234)	(191)	23	(0.80)	(0.65)	22
Interest	965	309	212	3.28	1.06	210
Capital taxes	55	—	n/a	0.19	—	n/a
Cash flow from operations(1)	3,033	6,587	(54)	10.31	22.56	(54)
Changes in non-cash working capital	9,040	(8,307)	209	30.74	(28.45)	208
Cash provided (used) by operating activities	12,073	(1,720)	802	41.05	(5.89)	797

(1) Non-GAAP measure

	($ thousands)			($ per boe)
Twelve months ended December 31,	2007	2006	% change	2007	2006	% change
Revenue
Petroleum and natural gas sales	48,492	49,428	(2)	46.72	46.88	0
Transportation	(645)	(662)	3	(0.62)	(0.63)	1
Royalties net of royalty tax credit	(7,914)	(8,245)	4	(7.63)	(7.82)	2
	39,933	40,521	(1)	38.48	38.43	0
Operating expenses	9,883	9,042	9	9.52	8.58	11
Operating netback(1)	30,050	31,479	(5)	28.95	29.86	(3)
General and administrative	13,315	9,312	43	12.83	8.83	45
Asset retirement expenditures	361	—	n/a	0.35	—	n/a
Forfeiture of Nova Scotia Term Deposits	(500)	(558)	(10)	(0.48)	(0.53)	(9)
Interest and other income	(925)	(1,371)	(33)	(0.89)	(1.30)	(31)
Foreign exchange (gain) loss	1,690	(69)	(2,549)	1.63	(0.07)	(2,588)
Interest	2,199	1,049	110	2.12	0.99	113
Capital taxes	55	33	67	0.05	0.03	69
Cash flow from operations(1)	13,855	23,083	(40)	13.35	21.89	(39)
Changes in non-cash working capital	(4,993)	(8,453)	41	(4.81)	(8.02)	40
Cash provided by operating activities	8,862	14,630	(39)	8.54	13.88	(38)

(1) Non-GAAP measure

For the three months ended December 31, 2007, cash flow from operations was $3.0 million compared to $6.6 million in 2006 and for the year ended December 31, 2007, $13.9 million compared to $23.1 million in 2006.  The decrease in cash flow from operations is mainly due to increased general and administrative expenses for the commencement of the Trinidad and Tobago “Intrepid” Block 5(c) project, staffing increases and the payout of two management contracts in the fourth quarter of 2007.  In addition, Canadian Superior incurred higher interest costs due to increased capital expenditures for drilling of the offshore Victory well in Trinidad and Tobago.

Production

	Three months ended		Year ended
December 31,	2007	2006	2007	2006

Natural gas (mcf/d)	15,366	14,417	13,496	13,414
Crude oil and natural gas liquids (bbls/d)	636	770	594	653
Total Production (boe/d) (6:1)	3,197	3,173	2,843	2,889

Canadian Superior’s production for the fourth quarter averaged 3,197 boe per day and for the twelve months ended December 31, 2007 2,843 boe per day.  Successful drilling results and new well tie-ins more than offset natural declines in existing production.

Petroleum and natural gas sales, net of transportation

($ thousands, except where otherwise noted)	Three months ended		Year ended
December 31,	2007	2006	2007	2006

Petroleum and Natural Gas Sales, net of transportation
Natural gas	8,309	9,529	33,111	34,014
Crude oil and natural gas liquids	4,703	3,798	14,736	14,759
Total	13,039	13,327	47,847	48,773
Average Sales Price
Natural gas ($/mcf)	5.88	7.18	6.72	6.95
Crude oil and natural gas liquids ($/bbl)	80.82	53.62	67.95	61.95
Total ($/boe)	44.33	45.66	46.10	46.26

Petroleum and natural gas sales, net of transportation (“petroleum and natural gas sales”) were $13.0 million in the fourth quarter of 2007, consisting of $8.3 million in natural gas and $4.7 million of crude oil and natural gas liquids sales.  Benchmark natural gas prices were significantly lower in the fourth quarter of 2007 compared to 2006.  The decline in prices was marginally offset by increased production volumes in 2007 compared to prior year.  During the quarter, Canadian Superior realized an average price for crude oil and natural gas liquids of $80.82 per bbl compared to $53.62 per bbl in 2006 which more than offset the 17% decline in crude oil and natural gas liquids production in 2007.

For the twelve months ended December 31, 2007, petroleum and natural gas sales were $47.8 million compared to $48.8 million in 2006.  Increased natural gas production during the year was more than offset by the impact of lower natural gas prices in 2007 compared to 2006.  Canadian Superior continued to benefit from higher crude oil prices in 2007 which more than offset the impact of declining crude oil production during the year.

All the Company’s production is currently sold on the spot market.  Management is currently evaluating different hedging strategies to decrease the volatility of sales price and fluctuations in cash flow from operations.

Royalties

($ thousands, except where otherwise noted)	Three months ended		Year ended
December 31,	2007	2006	2007	2006

Royalties
Crown	1,160	2,076	5,901	6,866
Freehold and overriding	691	395	2,013	1,879
Alberta royalty tax credit	—	(125)	—	(500)
Total	1,851	2,346	7,914	8,245
Royalties per boe	6.29	8.04	7.63	7.82
Average royalty rate (%)	14.2	17.6	16.5	16.9

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the fourth quarter of 2007 were $1.9 million or 14.2% of total petroleum and natural gas sales.  The decrease in royalties from prior year is due to certain wells reverting to low productivity status.  For the twelve months ended December 31, 2007, natural gas and liquids royalties were $7.9 million or 16.5% of total petroleum and natural gas sales compared to $8.2 million or 16.9% in 2006.

Alberta royalty review

The Government of Alberta has completed a comprehensive review of the province’s oil and natural gas royalty structure.  The Company is currently evaluating how the potential changes may impact the Company’s operations.  The Company believes that there could be a negative effect to the financial operations due to higher royalties on the Company’s petroleum and natural gas sales.

Operating expenses

Operating expenses were $3.4 million or $11.53 per boe for the fourth quarter.  For the twelve months ended December 31, 2007, operating expenses were $9.9 million or $9.52 per boe compared to $9.0 million or $8.58 per boe in 2006.  Canadian Superior incurred higher operating expenses in 2007 as a result of increased field and processing costs.

General and administrative expenses

($ thousands, except where otherwise noted)	Three months ended		Year ended
December 31,	2007	2006	2007	2006

Gross general and administrative expense	4,467	4,440	16,122	16,866
Capitalized general and administrative expense	(121)	(1,745)	(2,807)	(7,554)
Net general and administrative expense	4,346	2,695	13,315	9,312
General and administrative expense ($/boe)	14.78	9.23	12.83	8.83

For the twelve months ended December 31, 2007, G&A expense was $13.3 million or $12.83 per boe.  The increase from prior year is mainly due to the significant startup costs that Canadian Superior incurred in 2007 to develop the technical team and resources needed for the “Intrepid” Block 5(c) project in Trinidad and Tobago.  In addition, the Company recognized approximately $3.7 million in obligations to a number of officers and directors due to corporate restructuring during the year of which $1.9 million was paid.

Stock based compensation

During the year ended December 31, 2007, Canadian Superior incurred stock based compensation expenses of $4.2 million compared to $5.9 million in 2006.  The decrease from prior year is due to a lower amount of stock options being granted in 2007 compared to 2006.

Depletion, depreciation and accretion

Depletion, depreciation and accretion (“DD&A”) was $26.6 million or $25.62 per boe for the twelve months ended December 31, 2007 of which $7.6 million or $25.88 per boe was incurred in the fourth quarter.  In calculating DD&A expense for 2007 the Company included an estimated $8.7 million (2006 - $9.3 million) for future development capital associated with proven undeveloped reserves and excluded $54.4 million (2006 - $67.0 million) related to unproved properties and projects under construction or development.  Of the costs excluded $20.8 million (2006 - $22.7 million) relates to Western Canada, $8.8 million (2006 - $8.8 million) to East Coast Canada and $24.8 million (2006 - $35.5 million) to Trinidad and Tobago.  Canadian Superior’s DD&A per boe is high compared to other exploration and production companies its size, due to significant expenditures incurred to drill and evaluate the Company’s offshore wells in the East Coast of Canada being included in the depletable base with no associated proven reserves reflected.

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilled exploration and development wells.  The Company had a future income tax expense for the fourth quarter of $3.3 million and a future income tax recovery of $6.0 million for the year ended December 31, 2007.

At December 31, 2007, the Company had $149.7 million in tax pools and $3.0 million in non-capital losses that are available for future deduction against taxable income.

December 31
($ thousands)	2007
Canadian exploration expense	32,154
Canadian oil and gas property expense	45,197
Canadian development expense	29,335
Undepreciated capital costs	22,060
Share issue costs	4,098
Foreign exploration expense	16,048
Other	781
Total	149,673

Non-capital losses expire as follows:

($ thousands)
2008	—
2009	—
2010	—
2011 and thereafter	2,970
2,970

Capital expenditures

($ thousands)	Three months ended		Year ended
December 31,	2007	2006	2007	2006

Acquisitions (dispositions)	120	(823)	(41,061)	(716)
Exploration and development	20,148	7,630	52,191	37,872
Plants, facilities and pipelines	2,753	2,209	7,246	6,675
Land and lease	1,608	665	3,789	3,984
Capitalized expenses	121	1,745	2,807	7,554
Net capital expenditures	24,750	11,426	24,972	55,369

The Company invested $24.8 million for capital expenditures during the fourth quarter of which the majority was spent to complete the drilling of the “Victory” well offshore Trinidad, to drill 5 gross wells (4.8 net) in the Drumheller area and to purchase Crown land at the Peace River Arch area.  During the year ended December 31, 2007, the Company expended $25.0 million of which the majority related to commencement of the Trinidad and Tobago “Intrepid” Block 5(c) project which included drilling the first well “Victory” in the three well project.  In addition, the Company drilled 73 gross (25 net) wells in Western Canada, which includes 40 wells drilled to earn gross overriding royalties ranging from 10%-15%.

In 2007, the Company entered into a farm in and joint operating agreement with BG International Limited (“BG”) to participate in the exploration drilling and development of the “Intrepid” Block 5(c) approximately sixty miles off the east coast of the island of Trinidad.  Under the terms of the farm-in and joint operating agreements, BG acquired a 30% working interest in Canadian Superior’s “Intrepid” Block 5(c) Production Sharing Contract; the agreement was approved by the Government of Trinidad and Tobago on October 29, 2007. Also, under the terms of the agreement with Canadian Superior, BG paid Canadian Superior approximately US$38.7 million and on a go forward basis will pay approximately 40% of the exploration costs associated with the drilling of the three commitment wells required on Block 5(c).  The farm in has been recorded as a reduction to Trinidad capital and general and administrative costs in 2007.

Well count

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2007:

	Oil wells				Natural gas wells
	Producing		Non-producing		Producing		Non-producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Total	79	59.6	28	17.9	269	125	113	68

Land holdings

The following table sets out the Company’s undeveloped land holdings as at December 31, 2007:

	Undeveloped
	Gross	Net
(acres)
British Columbia	1,974	694
Alberta	105,060	85,847
Saskatchewan	40	40
Offshore Nova Scotia	1,234,546	1,234,546
Offshore Trinidad and Tobago	102,292	71,604
Total	1,443,912	1,392,731

Liquidity and capital resources

($ thousands)
December 31,	2007	2006
Working capital surplus excluding revolving credit facility	30,447	7,240
Revolving credit facility	(17,784)	(7,910)
Working capital surplus (deficit)	12,663	(670)

As at December 31, 2007, Canadian Superior had a working capital surplus of $12.7 million.  The Company had drawn $17.8 million against the $45 million revolving credit facility (“credit facility”) at a variable interest rate of prime + 1%.  The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company.  The credit facility has covenants that require the Company to maintain its working capital ratio at 1:1 or greater, tangible net worth to total liabilities at 1.5:1.0 or greater and tangible net worth at greater than $100 million while the credit facility is outstanding.  The borrowing base of the credit facility is subject to an annual review by the lender.  The Company had $13.7 million in cash and short-term deposits and $14.6 million of term deposits posted as security against the remaining Offshore Nova Scotia work expenditure bids.

On November 16, 2007, the Company completed a private placement of 6,472,500 flow-through common shares at $3.50 per share for gross proceeds of $22.7 million.

On December 31 2007, 500,000 warrants were exercised into 500,000 common shares at US$ 2.50 per share for gross proceeds of US$1.3 million.

In 2007, the Company entered into a farm in and joint operating agreement with BG International Limited (“BG”) to participate in the exploration drilling and development of the “Intrepid” Block 5(c) approximately sixty miles off the east coast of the island of Trinidad. Under the terms of the farm-in and joint operating agreements, BG acquired a 30% working interest in Canadian Superior’s “Intrepid” Block 5(c) Production Sharing Contract; the agreement was approved by the Government on October 29, 2007. Also, under the terms of the agreement with Canadian Superior, BG paid Canadian Superior approximately US$38.7 million and on a go forward basis will pay approximately 40% of the exploration costs associated with the drilling of the three commitment wells required on Block 5(c).

The Company generally relies on cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity.  Cash is primarily used, and will continue to be used, to fund acquisitions, exploration and development of petroleum natural gas properties, expenses for continued operations, G&A costs and/or repayment of principal and interest outstanding on the credit facility.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes.  A significant decrease in commodity prices could materially impact the Company’s future cash flow from operations and liquidity.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.  Canadian Superior has not entered into any risk management contracts to mitigate its commodity price risk, however management is currently considering various options.  The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions.

Canadian Superior’s 2008 exploration and development program will be financed through a combination of cash flow from operations, credit facility utilization, additional equity financings, potential farm outs or joint ventures and possibly through the release of secured offshore term deposits as additional work expenditures are incurred.

Contingencies and commitments

Nova Scotia

During 2000, 2001 and 2003, the Company acquired six exploration licenses from the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”).  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. Recently the CNSOPB implemented an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of December 31, 2007, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At December 31, 2007, the Company’s owned 100% of five exploration licenses that have aggregate work expenditure outstanding of $55.1 million and $14.6 million in term deposits assigned to the Canadian Receiver General through the CNSOPB.

Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) Production Sharing Contract (“PSC”) with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program to obtain 25% of Canadian Superior’s net revenue share of these prospects; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company has contracted the Kan Tan IV Semi-Submersible Drilling Rig for a three well commitment on the Company’s Trinidad and Tobago “Intrepid” Block 5 (c). In 2007, the Company had drilled and commenced testing of the first well.  The second well in this program was spudded in February 2008.  The Company estimates that the costs to drill the remaining two wells to be in the range of US $65.0 million to US $75.0 million gross per well.  The wells will be drilled and evaluated back to back, with this three well program expected to be completed in 2008.

During the third quarter of 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be in the range of US$15.0 million per well, with the 3D seismic program to be completed in 2008 at a net cost to the Company of approximately US$20.0 million.

Flow-through shares

At December 31, 2007, the Company had yet to incur approximately $22.7 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2008.

Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Lease obligations

At December 31, 2007, the Company is committed to future payments for office leases and equipment.  Payments required under these commitments for each of the next five years are as follows:

	2008	2009	2010	2011	Thereafter
Office rent	317	249	226	57	—
Equipment	155	77	42	—	—
	472	326	268	57	—

Related parties transactions

During the year ended December 31 2007, the Company paid $1.9 million (2006 - $0.8 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2007, the Company invoiced $0.7 million (2006 - nil), at market rates, to this related party company for payroll services.  In addition, Canadian Superior paid $0.2 million (2006 - $0.2 million) to a Company controlled by a director, for oil field construction services on industry terms.

At December 31, 2007, Canadian Superior is carrying a receivable in the amount of US$19.7 million (2006 – nil) from a company which one of Canadian Superior’s officers and directors is a shareholder and director.  These receivables pertain to transactions for Canadian Superior’s “Intrepid” Block 5(c) project at Trinidad.  These transactions were incurred under normal industry terms and conditions.  Subsequent to year end, the Company received payment of US$20.0 million from this related company.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at March 27, 2008, the Company had 148.1 million Class A common shares and 17.2 million stock options issued and outstanding.

Financial instruments

Fair value of financial assets and liabilities

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks.  Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices and convertible preferred shares are denominated in U.S. dollars.  The Company also has assets and liabilities based in US currency that is subject to interest rate fluctuations.

Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges at December 31, 2007.

Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At December 31, 2007, the Company had no contracts in place.

Subsequent event

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.2 million, before closing adjustments and including assumed net debt of approximately $8.5 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

Adoption of new accounting policies

On January 1, 2007, Canadian Superior adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861) and Hedges (Section 3865).  In accordance with the new standards, changes are adopted retroactively without restatement of prior period information.  The other effects of the implementation of these new standards are discussed below.

Comprehensive Income

Section 1530 provides for a new Statement of Comprehensive Income and establishes Accumulated Other Comprehensive Income (“AOCI”) as a separate component of shareholders’ equity.  The Statement of Comprehensive Income is defined as a change in net assets arising from transactions and other events from non-owner sources.  The statement would present net income and each component recognized in other comprehensive income (“OCI”) when such amounts exist.  For the year ended December 31, 2007, the Company did not recognize any OCI.  Any future OCI recognized by the Company will be recognized in AOCI.

Financial Instruments – Recognition and Measurement

Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at cost or amortized cost.

The Company has reviewed and classified its financial instruments as follows:

•                                          Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

•                                          Accounts receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

•                                          Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives and Hedge Accounting

Derivatives may be embedded in other financial instruments (the “host instruments”).  Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument.  Under the new standard, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of the stand-alone derivative, and the combined contract is not held for trading or designated at fair value.  A review of the Company’s financial contracts determined that there were no embedded derivatives.  In the event that the Company enters into a contract that contains an embedded derivative, the embedded derivative will be measured at fair value with subsequent changes recognized in earnings or loss.

At January 1, 2007 no transitional adjustments were required to the opening balance of retained earnings or to the opening balance of AOCI arising from the adoption of sections 1530, 3855, and 3865.

New accounting pronouncements

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, the Company will be required to adopt the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which will replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

As of January 1, 2008, the Company will be required to adopt CICA standards, Capital Disclosures (Section 1535), which will require companies to disclose their objectives, policies and processes for managing capital.  In addition, disclosures are to include whether companies have complied with externally imposed capital requirements.

Both new standards were issued in December 2006 and the Company is assessing the impact on its financial statements.

A strategic plan has been adopted by the Accounting Standards Board for the future direction of accounting standards in Canada.  It is expected that Canadian accounting standards for public companies will converge with International Financial Reporting Standards (“IFRS”).  On December 31, 2008, the Company will be required to provide a preliminary disclosure of policy impacts of upon adopting IFRS.  The Company is in the initial stages of assessing IFRS and its impacts on the consolidated financial statements.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on 2007 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the twelve months ended December 31, 2007:

Petroleum and
Natural Gas
($ thousands)	Sales (1)
Change in average sales price for natural gas by $1.00/mcf	4,926
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	217
Change in natural gas production by 1 mmcf/d (2)	2,453
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	2,480

(1)	Reflects the change in petroleum and natural gas sales for the twelve months ended December 31, 2007. Balances have not been annualized.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the twelve month period ended December 31, 2007.

Quarterly financial summary

($ thousands except per share and production amounts)

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production
Natural gas mcf/d	15,366	12,838	11,802	13,984	14,417	12,983	12,674	13,580
Oil and natural gas liquids bbl/d	636	516	656	566	770	645	570	625
Total boe/d	3,197	2,656	2,623	2,897	3,173	2,808	2,682	2,889

Petroleum and natural gas sales	13,039	10,248	11,961	12,599	13,327	11,185	10,839	13,423
Net income (loss)	(9,129)	(2,865)	2,187	(129)	(4,839)	(5,753)	254	(575)
Earnings (loss) per share - basic	(0.07)	(0.02)	0.02	0.00	(0.04)	(0.05)	0.00	0.00
Cash flow from operations	3,033	2,101	2,251	6,470	5,409	3,992	5,341	6,761
Cash flow per share - basic	0.02	0.02	0.02	0.05	0.05	0.03	0.04	0.06

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CEO”), as appropriate to allow timely decisions regarding public disclosure.

Our management, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure control and procedures as of December 31, 2007. Based on this evaluation, our management concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“MI 52-109”), as of December 31, 2007 was not effective to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the fourth quarter of 2007 a new CEO was hired along with a new CFO and finance and accounting team in the first quarter of 2008. Although material weaknesses existed at December 31, 2007, the Corporation has taken significant steps in the first quarter of 2008 to alleviate in the near term some of the noted material weaknesses, such as segregation of duties and financial preparation and review procedures and has implemented an aggressive plan that by the end of 2008 all noted material weaknesses at December 31, 2007 will be substantially eliminated.

Management’s assessment identified the following material weaknesses in internal control over financial reporting as of December 31, 2007:

•                  There are no effective controls or procedures related to significant accounts or processes to provide reasonable assurance that transactions are recorded accurately, are recorded timely and are complete;

•                  The Corporation was not adequately staffed with accounting personnel possessing an adequate level of technical expertise and did not maintain effective segregation of duties over automated and manual transactions leading to ineffective monitoring, supervision and reviews.

•                  The Corporation did not maintain effective controls over the safeguarding of monetary assets. The material weakness affects cash and short-term investments.

Remediation Effort

The Company is taking steps to augment and improve the design of procedures and controls impacting these areas of weakness in internal controls over financial reporting. These material weaknesses have been discussed with the Audit Committee by the new CFO. The Audit Committee is taking an active role in overseeing management’s implementation of the remedial measures described below. By implementing these remedial measures, management intends to improve our internal control over financial reporting to reduce the risk of material misstatements in consolidated financial statements prepared for external purposes, in the future. We have implemented or are implementing the following measures, which will improve significantly our internal control over financial reporting:

•

The hiring of a new CFO and Corporate Controller and key additional operational accounting and financial reporting staff of which a number are Chartered Accountants with Canadian and US financial and regulatory reporting experience;

•	The implementation of regular management meetings to provide operational, financial, and accounting updates of the Corporation;
•	A budgeting process which will compare actual results to budgeted results for management to review and query on a monthly basis;
•	The implementation of controls to safeguard monetary assets; and
•

The initiation of an ongoing and comprehensive review of financial controls and procedures to address the issues identified above and to bring into compliance with the requirements of the Sarbanes-Oxley Act with respect to internal controls and procedures.

Management believes that, through implementation of the measures noted above, we will address the conditions identified above as material weaknesses. We will monitor the effectiveness of these measures, and our internal control over financial reporting on an ongoing basis. We will continue to asses our remediation plans and will take further action, as appropriate, to strengthen our internal control over financial reporting.

Critical accounting estimates

To prepare the financial statements in accordance with GAAP, management is required to make judgments and estimates that could influence the financial results of the Company.  Management continually reviews its estimates, but changes in facts or circumstances may result in revised estimates and actual results may differ from these estimates.  A summary of the Company’s critical accounting polices has been provided in note 1 of the consolidated financial statements.  The Company’s critical accounting estimates are discussed below.

Petroleum and Natural Gas Reserves

The Company uses the full cost method of accounting for its oil and gas activities, which are dependent on estimated reserves that management believes are recoverable from its oil and gas properties.  The process for estimating reserves is complex and subjective.  The Company’s determination of reserves is based on a combination of:

•  geological, geophysical and engineering estimates;

•  future production rates;

•  future commodity prices; and

•  future development and operating costs.

Management believes these factors to be reasonable based on the information that is available as of the time of the estimate of reserves and is subsequently reviewed by its independent engineers.  Estimates of these factors can significantly change over time as additional data relating to development, production, pricing and costs is received for its oil and gas properties.

All of the Company’s reserves are evaluated and reported on by independent engineers in accordance with NI 51-101.  In addition, the Company has established a Reserves Committee to assist the Board of Directors and the

Audit Committee to review its oil and gas reserves and other related disclosures.  The Reserves Committee is comprised of three members of the Board of Directors.

The Company’s estimate of reserves impacts the accounting for depletion and impairment expense.  In addition, Canadian Superior’s borrowing base for the credit facility is determined based on estimates of proved reserves.

Full Cost Impairment

The Company evaluates its oil and gas properties for impairment if a significant event or change occurs.  This can include a significant decrease in oil and gas prices, revisions to proved reserves, changes in operating expenses or changes in its operating environment.

The Company’s oil and gas properties are evaluated for impairment by comparing the undiscounted future net cash flows of the property against its carrying value.  The property is written down to its fair value if the carrying value is greater than the calculated fair value.  The Company calculates the fair value based on the discounted cash flow approach.

The calculation of undiscounted future net cash flows by management requires significant assumptions to be made for future prices and reserves.  The Company’s estimates for future prices are based on benchmark prices compiled by independent engineers, adjusted to reflect risk management contracts, transportation expense or quality differentials.

Management believes the assessment of impairment of oil and gas properties is a critical accounting estimate primarily due to the complexity of the assumptions used in the calculation.

The Company’s oil and gas properties were evaluated for impairment as at December 31, 2007, and based on its estimates, no impairments were required.  In the existence of an impairment charge, the Company would record an increase in depreciation and depletion expense for the period.

Asset Retirement Obligations

The Company has a legal obligation associated with the retirement of present and former operating sites.  Management is required to make significant estimates and assumptions to calculate the estimated fair value of future retirement of its tangible assets.  This includes making estimates of future activities and environmental rules and regulations that could potentially impact the Company’s future retirement obligation.

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset.  The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis.  The liability is subsequently adjusted for the passage of time and is recognized as accretion expense in the statement of operations.  The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability.  The increase in the carrying value of the asset is amortized using the unit-of-production method based on estimated proved developed reserves as determined by independent engineers.  Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded.  Any difference between the actual costs incurred upon settlement of the asset retirement obligations and the recorded liability is recognized as a gain or loss in the Company’s statement of operations in the period in which the settlement occurs.

Income Taxes

The calculation of the Company’s income tax provision and future income tax liability is complex and requires making certain judgements and constant review of laws and regulations in multiple jurisdictions.  Changes in facts and circumstances as a result of income tax audits, reassessments and changes in existing legislation could result in a corresponding increase or decrease in the Company’s provision for income taxes.

Risk assessment

There are a number of risks facing participants in the oil and gas industry.  Some of the risks are common to all business, while others are specific to a sector.  The following reviews the general and specific risks to which the Company is exposed.  The Company’s management realizes that these risks cannot be eliminated, however they are committed to monitoring and mitigating these risks.

Risk Management

In order to manage the Company’s exposure to commodity price, interest rate and foreign exchange risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company’s Board of Directors evaluates and approves the need to enter into such arrangements.  At this time, the Company has chosen not to enter into such risk management arrangements.

Term Deposits

At December 31, 2007, the Company had $14.6 million of term deposits posted as security against its remaining Offshore Nova Scotia work expenditure bids.  To the extent that expenditures are not incurred within the periods allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  The Company is planning to drill offshore Nova Scotia in the future and it is expected that the majority of these funds will be returned to the Company.

Environmental and Safety

The oil and natural gas industry is subject to environmental regulations pursuant to municipal, provincial and federal legislation in Canada and similar legislation in other countries.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of the applicable regulatory authorities.  A breach of such legislation may result in the imposition of fines or penalties, some of which could be material.  The Company is committed to meeting and exceeding environmental and safety standards.

Canadian Superior’s Board of Directors and management team monitor, develop and implement policies and procedures to mitigate the environmental and safety risks of the Company.

Reserve Replacement

The continued long-term success of Canadian Superior is dependent on its ability to find, acquire, develop and produce oil and natural gas reserves.  The Company will need to continually add new reserves to offset the natural decline and production from existing reserves.  The Company’s ability to increase reserves is dependent on its ability to explore and develop its existing properties as well as its ability to select and acquire new properties or projects.  There is no assurance that the Company will continue to be able to explore, develop or acquire the reserves necessary to offset the natural decline and production from its existing reserves.

To mitigate this risk, Canadian Superior has assembled a team of experienced technical professionals who have expertise operating and exploring in the core areas of the Company.  In addition, the Company targets prospects that have multi-zone potential and employs advanced geological and geophysical techniques to increase the likelihood of finding additional reserves.

Reserve Estimates

There is significant uncertainty inherent in the estimating of economically recoverable oil and gas reserves (including natural gas liquids) and the future net cash flows to be derived from these reserves.  The Company’s reserves are estimated by an independent engineering firm.  Estimates are made based on a number of variable factors and assumptions, including future oil and gas prices, projected production rates, timing and amount of capital expenditures, future operating expenses and royalties and impact of regulation by government agencies.  The Company’s actual production and future cash flows may vary from its estimates, and such variations could be material.

Operational

Oil and gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas release and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  In accordance with industry practice, Canadian Superior is not fully insured against all of these risks, nor are all such risks insurable.  Canadian Superior maintains liability insurance in an amount that it considers consistent with industry practice.  However, due to the nature of these risks it is possible that liabilities could exceed policy limits, which could cause the Company to incur significant costs that could have a materially adverse effect on its financial condition.  Oil and natural gas operations are also subject to additional risks, including premature decline of reservoirs and the invasion of water into producing formations.

Canadian Superior’s future oil and gas exploration and development activities are dependent on the Company’s ability to engage drilling and related equipment in the particular areas where the activities will be conducted.  Demand for limited equipment or access restrictions may affect the Company’s ability to complete future exploration and development activities.  The Company is exposed to additional risks associated with oil and gas properties where Canadian Superior is not the operator, and is dependent on the timing and success of such operators as the Company will largely be unable to direct or control the activities.  The Company attempts to mitigate these risks by developing strong relationships with existing and potential partners, suppliers and contractors.

Commodity Prices and Marketing

Canadian Superior is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as all of the Company’s production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company’s petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company’s financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

Canadian Superior’s ability to market its natural gas may depend on its ability to acquire space on pipelines that deliver natural gas to commercial markets.  The Company may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and facilities as well as extensive government and regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Liquidity and Capital Resources

Canadian Superior will continue to require significant capital expenditures for the exploration, development, acquisition and production of oil and gas reserves in the future.  The Company’s capital program is currently funded by cash flow from operations, equity financing and credit facility utilization.  From time to time, the Company will consider raising additional debt or equity, on favourable terms, to finance its exploration, development, acquisition and production of oil and gas reserves.  Cash flow from operations, equity financing and credit facility utilization may not be sufficient to fund the necessary capital requirements to undertake or complete future drilling programs, and if so, there can be no assurance that additional debt or equity financing will be available to meet the requirements on acceptable terms.  Neither its articles nor by-laws limit the amount of indebtedness that the Company may incur.  The level of indebtedness of the Company, from time to time, could impair its ability to obtain additional financing in the future and to take advantage of future business opportunities.

Technology

The Company relies on information technology to manage its day-to-day operations and perform reporting obligations, including the preparation of financial statements, reporting to joint venture partners and various governments in relation to payment of royalties and taxes.

Regulatory

Oil and gas operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.  Canadian Superior’s operations may require licenses and permits from various governmental authorities.  There can be no assurance that Canadian Superior will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Title to Properties

Although title reviews may be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim of Canadian Superior, which could result in a reduction of the revenue received by the Company.

Conflicts of Interest

Certain of the directors and officers of Canadian Superior are also directors and officers of other oil and gas companies involved in oil and gas exploration and development, and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions.

Reliance on Key Personnel

Canadian Superior is largely dependent on the performance of its management and key employees.  The Company does not carry any key person insurance in effect for management or key employees, and therefore, there is a risk that the loss of services of such key personnel could have a material adverse effect on the Company.  In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Company can continue to attract and retain all personnel necessary to ensure the continued exploration, development and operation of its business.  Investors must rely on the ability, expertise, judgement, discretion, integrity and good faith of management.

Additional information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Inc., Suite 2700, 605 – Fifth Avenue S.W., Calgary, Alberta, Canada T2P 3H5 and on the Company’s website at www.cansup.com.